

06007014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/29/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65339

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING __1/1/05__ AND ENDING __12-30-05__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **US CAPITAL PARTNERS, INC.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__4183 Shell Road__
(No. and Street)

__SARASOTA__   __FL__   __34242__
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobbitt, Pittenger & Company, P.A.
1605 Main Street, Suite 1010
Sarasota, Florida 34236
                              (Name – if individual, state last, first, middle name)

_____   _____   _____   _____
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____ALVIN MIRMAN_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____US CAPITAL PARTNERS_____ , as

of ___Feb   26_____, 20_06___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Frances M. Piatt
My Commission DD284806
Expires January 25, 2008

_____
Signature

_____
President
Title

Frances M. Piatt
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. CAPITAL PARTNERS, INC.

REPORT ON AUDITS OF FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Bobbitt, Pittenger & Company, P.A.

U.S. CAPITAL PARTNERS, INC.

CONTENTS

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

February 21, 2006

To the Board of Directors
U.S. Capital Partners, Inc.
Sarasota, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of U.S. Capital Partners, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Capital Partners, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Bobbitt, Pittenger & Company, P.A

Certified Public Accountants



1605 Main Street, Suite 1010   Sarasota, FL 34236   Telephone: 941-366-4450   FAX # 941-954-7508

U.S. CAPITAL PARTNERS, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2005	2004
ASSETS		
Cash	$	$ 11,895
Deposits with clearing organization	315,000	315,000
Receivable from clearing organization	202,089	174,552
Securities owned:		
Marketable, at market value	310,677	221,344
Not readily marketable	205,950	150,410
Furniture and fixtures, net of accumulated		
depreciation of $13,739 and $8,668, respectively	12,885	15,048
Other assets	5,300	5,300
Total Assets	$ 1,051,901	$ 893,549
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions payable	$ 38,134	$ 71,582
Securities sold, not yet purchased	2,820	10,165
Bank overdraft	28,596	
Accounts payable, accrued expenses		
and other liabilities	125,623	136,136
Subordinated borrowings	70,000	70,000
Income taxes payable	22,631	7,497
Deferred income taxes	149,973	76,000
	437,777	371,380
STOCKHOLDERS' EQUITY		
Preferred stock, $.70 cumulative, $.01 par value authorized		
1,000,000 shares, issued and outstanding 36,600 shares	366	366
Common stock, $.01 par value; authorized		
1,000,000 shares, issued and outstanding 400,000 shares	4,000	4,000
Additional paid in capital	421,634	421,634
Retained earnings	188,124	96,169
	614,124	522,169
	$ 1,051,901	$ 893,549

See notes to financial statements

U.S. CAPITAL PARTNERS, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2005	2004
REVENUE		
Principal transactions	$ 948,667	$ 1,068,699
Consulting	178,500	304,675
Commissions	392,856	209,489
Trading gains (losses)	396,761	(54,146)
Other	11,328	4,747
Interest and dividends	6,730	2,578
	1,934,842	1,536,042
OPERATING EXPENSES		
Employee compensation and benefits	899,328	965,701
Floor brokerage, exchange, and clearance fees	403,498	251,337
Communications and data processing	80,556	151,444
Occupancy	59,791	48,290
Other expenses	140,743	77,790
	1,583,916	1,494,562
INCOME BEFORE INCOME TAX	350,926	41,480
PROVISION FOR TAXES	(133,351)	(8,838)
NET INCOME	$ 217,575	$ 32,642
Basic earnings per share, after deduction for preferred stock dividend	$ 0.48	$ 0.02

U.S. CAPITAL PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | Capital Stock | | | | Additional | | Total |
| | Series A Preferred | | Common | | Paid-In | Retained | Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2003	36,600	$ 366	400,000	$4,000	$ 421,634	$ 89,147	$ 515,147
Dividends on preferred stock						(25,620)	(25,620)
Net income						32,642	32,642
Balance at, December 31, 2004	36,600	366	400,000	4,000	421,634	96,169	522,169
Dividends on preferred stock						(25,620)	(25,620)
Distribution of securities to stockholders'						(100,000)	(100,000)
Net income						217,575	217,575
Balance at, December 31, 2005	36,600	$ 366	400,000	$4,000	$ 421,634	$ 188,124	$ 614,124

See notes to financial statements

-4-

U.S. CAPITAL PARTNERS, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Subordinated borrowings at January 1, 2004	$ -
Increases:	
Secured note collateral agreement	70,000
Subordinated borrowings at December 31, 2004	70,000
Subordinated borrowings at December 31, 2005	$ 70,000

See notes to financial statements

U.S. CAPITAL PARTNERS, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 217,575	$ 32,642
Adjustments to reconcile net income to		
net cash provided in operating activities:		
Depreciation	5,071	4,528
Securities received for consulting services	(24,000)	(57,250)
Unrealized (gain) loss	(97,790)	126,790
Realized gain	(23,083)	(72,644)
Distribution of securities to stockholders'	(100,000)	
(Increase) decrease in operating assets:		
Receivable from clearing		
organization	(27,537)	(90,064)
Other receivables		6,647
Prepaid expenses		2,815
Deferred tax asset		18,826
Increase in operating liabilities:		
Commissions payable	(33,448)	27,906
Securities sold under agreements		
to repurchase	(7,345)	3,175
Accounts payable, accrued expenses		
and other liabilities	(10,512)	30,938
Income taxes payable	15,134	(88,596)
Deferred income tax liability	73,973	76,000
Net cash (used) provided by operating activities	(11,962)	21,713
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and fixtures	(2,909)	(1,664)
Sale of investments		13,881
Net cash (used) provided by investing activities	(2,909)	12,217
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank overdraft	28,596	
Dividend on preferred stock	(25,620)	(25,620)
Net cash provided (used) by financing activities	2,976	(25,620)

See notes to financial statements

-6-

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,895)	8,310
CASH, beginning	11,895	3,585
CASH, ending	$ -	$ 11,895

SUPPLEMENTAL CASH FLOWS DISCLOSURE:
Non cash operating activities:

Securities received for consulting services	$ (24,000)	$ 57,250
Distribution of securities to stockholders'	$ (100,000)	
Securities received secured by loan agreement		$ 70,000
Taxes paid	$ 37,926	$ 2,059

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

U.S. Capital Partners, Inc. ("the Company") is a full service investment banking and brokerage firm registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida corporation. The Company engages in securities brokerage, merchant and investment banking, and principal trading and market making.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Principal Transactions

The Company acts as both principal and agent in executing trades in over-the-counter equity securities. When transactions are executed by the Company on a principal basis, it receives, in lieu of commissions, mark-ups or markdowns which constitute revenues from principal transactions. Inventories of over-the counter securities are at times carried to facilitate sales to customers and other dealers. The level of positions carried in the Company's trading accounts may fluctuate significantly. The size of the securities positions on any one date may not be representative of the Company's exposure on any other date because the securities positions vary substantially depending upon economic and market conditions, the allocation of capital among types of investors, underwriting commitments, customer demands and trading volume. The aggregate value of inventories that the Company may carry is limited by certain requirements of the SEC's Net Capital Rule.

Consulting

The Company provides consulting services to other entities related to corporate finance and other financial services matters. In exchange for these services the Company receives shares of stock in the entity.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Receivable from Clearing Organization

The receivable from the clearing organization is stated at net realizable value. As of December 31, 2005 and 2004 no allowance for uncollectible accounts was considered necessary. No interest is charged on the receivable from the clearing organization.

Financial Instruments With Off-Balance-Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

Income Taxes

The Company has adopted FASB Statement No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Brokerage Clearing

The Company entered into an agreement with a company to perform brokerage clearing activities on a fully disclosed basis. Under this agreement, the Company will receive commissions for brokerage transactions cleared through the clearing company. This agreement may be terminated by either party. The clearing company may lend funds to the Company's customers through the use of margin credit. These loans are made to customers on a secured basis, with the clearing company maintaining collateral in the form of saleable securities, cash or cash equivalents. Under the terms of the agreement with the clearing company, the Company may be required to indemnify the clearing company on any losses in the margin accounts. The Company is unaware of its customers using margin accounts at December 31, 2005 and 2004.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of 5 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Repairs and maintenance are expensed when incurred.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company had no cash equivalents at December 31, 2005 and 2004. The Company paid no interest during the years ended December 31, 2005 and 2004.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock. Of this amount the board of directors has designated 200,000 shares as Series A preferred stock. The Company had 36,600 shares of Series A non-voting, non-convertible stock outstanding at December 31, 2005 and 2004, respectively. Holders of each share of Series A preferred stock are entitled to receive a cash dividend of $0.70 per share payable annually on June 30th of each year commencing June 30, 2003 with such dividends to be prorated based upon the number of days remaining in such year measured from the date the Series A preferred stock is deemed outstanding. The Company may, at its option, redeem at any time, all or any part of the Series A preferred stock at a per share price equal to the then applicable liquidation preference plus accrued and unpaid dividends thereon, whether or not declared, to the date fixed for redemption. The shares of Series A preferred stock have a liquidation preference of $10 after December 2004.

Holders of outstanding shares of Series A preferred stock are entitled to receive as soon as permitted by law and applicable NASD rules and regulations an aggregate of up to 2% of the underwriters warrants or common stock (the "Distributable Securities") received as compensation by the Company in connection with its investment banking activities on the basis of 2% of the Distributable Securities for each 10,000 shares of Series A preferred stock owned by the holders of the Series A preferred. The amount of Distributable Securities received by the Company will be calculated by determining the amount of Distributable Securities that the Company has actually received less any Distributable Securities that the Company has agreed to transfer to other participating broker/dealers. In the event that the Company redeems the Series A preferred stock, for a period of three years after the date of redemption, the holders of the Series A preferred stock at the time of redemption shall have the right to receive 2% of the Distributable Securities to each 10,000 shares of Series A preferred stock owned at the time of redemption. As of December 31, 2005 and 2004 no securities had been received, related to investment banking activities, requiring distribution to preferred shareholders.

U.S. CAPITAL PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE C – LEASES

The Company leases office space under an operating lease. Rent expense under this lease was approximately $40,000 and $35,000 for 2005 and 2004, respectively. Minimum lease payments required under these operating leases are approximately:

Year ended December 31,

2006	$39,641

NOTE D – SECURITIES OWNED

Marketable securities owned at December 31, 2005 and 2004 consist of corporate stocks held for trading and investment at market values. The Company invests in primarily small capitalization stocks. Many of these stocks are subject to volatile swings in their market price due to market conditions, as well as industry conditions. In addition the stocks may be very thinly traded, which could result in the company not being able to sell when they desire.

Some of the securities the Company holds contain restrictions that prohibit current trading of the shares. These securities are included in the not readily marketable securities total on the balance sheets. The value of these securities may fluctuate and the changes may be large. In some cases the securities may have very little or no value at the end of the required holding period.

NOTE E – MARKETABLE SECURITIES SOLD, NOT YET PURCHASED

Marketable securities sold, and not yet purchased, consist of corporate stocks at a market value of $2,820 and $10,165 at December 31, 2005 and 2004, respectively.

NOTE F – SUBORDINATED BORROWINGS

During the year the Company borrowed securities from the Company President's wife, who is also a preferred stockholder. The borrowing was to increase the net capital of the Company. The loan balance was $70,000 at December 31, 2005 and 2004. The securities are included in marketable securities at December 31, 2005 and 2004 at the loan balance. The loan matures on or before June 1, 2006. There is no interest charged on the loan.

NOTE G - NET CAPITAL REQUIREMENTS

U.S. Capital Partners, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, U.S. Capital Partners, Inc. had net capital of $413,387 which was $80,887 in excess of the required net capital of $332,500. The ratio of aggregate indebtedness to net capital at December 31, 2005 was .89 to 1.

NOTE H – INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statements of income as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* consist of the following at December 31,:

	2005	2004
Current tax expense	$ 30,295	$ 8,838
Deferred tax liability	103,056	
Income tax expense	$ 133,351	$ 8,838

The tax effect of temporary differences that give rise to the Company's deferred tax liability is as follows:

Unrealized gains on investments	$ 149,973	$ 76,000

NOTE I– EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income, less preferred stock dividend requirement), by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has no dilutive potential common shares.

NOTE J – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company also is at risk for any margin accounts held by the clearing organization for the Company's customers (see Note B).

NOTE K – CONTINGENCIES AND COMMITMENTS

The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a material effect upon the financial position of the Company.

NOTE L – SUBSEQUENT EVENTS

Effective January 5, 2006 the Company submitted a request to the NASD to terminate its membership. This will result in the Company not being able to execute transactions on behalf of customers and other dealers.

In January 2006, the Company purchased 21,000 shares of its preferred stock from preferred stockholders for $200,000.

SUPPLEMENTARY INFORMATION

February 21, 2006

To the Board of Directors
U.S. Capital Partners, Inc.
Sarasota, Florida

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED
BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of U.S. Capital Partners, Inc. as of December 31, 2005, and for the year then ended, and have issued our report thereon dated February 21, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

U.S. CAPITAL PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Total net capital from stockholders' equity	$ 614,124
Deduct ownership equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	614,124
Add:	
Subordinated borrowings allowable in computation of net capital	70,000
Total capital and allowable subordinated borrowings	684,124
Deductions and other charges	
Non-allowable assets:	
Securities not readily marketable	205,950
Furniture and equipment, net	12,885
Refundable deposits	5,300
Total non-allowable assets	224,135
Secured note demand deficiency	(96)
Net capital before haircuts on securities positions (tentative net capital)	459,893
Haircuts	(46,602)
Net capital	$ 413,291
Aggregate indebtedness	
Commissions payable	$ 38,134
Overdraft	28,596
Securities sold, not yet purchased	2,820
Accounts payable, accrued expenses and other liabilities	125,623
Income taxes payable	22,631
Deferred tax liability	149,973
Total aggregate indebtedness	$ 367,777

U.S. CAPITAL PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2005

Computation of basic net capital requirement
    Minimum net capital requirement $ 332,500

Excess net capital $ 80,791

    Ratio: Aggregate indebtedness to net capital   89%

Reconciliation with company's computation
    (included in Part II of Form X-17A-5 as of
    December 31,2005)
    Net capital, as reported in Company's (unaudited)
    FOCUS report $ 537,078

      Audit adjustments

      Haircuts on securities   (23,475)

        to assets   62,638

        to aggregate indebtedness   (170,372)

        to non-allowable assets   7,422

                               (123,787)

    Net capital per above $ 413,291

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

February 21, 2006

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
U.S. Capital Partners, Inc.
Sarasota, Florida

In planning and performing our audits of the financial statements and supplemental schedules of U.S. Capital Partners, Inc.. ("the Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



The CPA. Never Underestimate The Value.

1605 Main Street, Suite 1010   Sarasota, FL 34236   Telephone: 941-366-4450   FAX # 941-954-7508

To the Board of Directors
February 21, 2006
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bobbitt, Pittenger & Company, P.A.

Certified Public Accountants